FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on May 8, 2013 after the announcement of Registrant's results for the first quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 9, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat First Quarter 2013 Conference Call Script
May 8, 2013

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat’s first-quarter 2013 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session.For operator assistance during the conference, please press *0. As a reminder, this conference is being recorded May 8, 2013.

I would now like to turn over the call to Phillip Carlson from KCSA Strategic Communications to read the safe harbor. Phillip, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR

Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's first-quarter 2013 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, May 8, until May 10, 2013, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you, Phil. Good day, everyone. I would like to begin by providing a high-level overview of the first quarter and then offer a more detailed review of some of the progress we have experienced in each of our business Divisions. I will then turn the call over to Yaniv, who will walk you through the quarter's financial results. I will then summarize and open the call for questions.

The first quarter was highlighted by solid performance across all of our divisions, including year-over-year increases in revenue, operating income and EBITDA.  Revenue in the first quarter increased by 8% to $82.8 million, our non-GAAP operating income was $1.0 million compared to an operating loss of $0.3 million, and our EBITDA reached $5.1 million or 6.2% of revenues, compared to $3.0 million or 3.9% of revenues for the same period in 2012.

In addition to the increase in revenue and operating income, we also increased our total cash by $3.3 million during the quarter.

Operationally, we have continued our cost cutting efforts which includes a limited workforce reduction and streamlining of operations as we continue to integrate RaySat and Wavestream into Gilat.

I will now discuss some of our business highlights for the quarter, starting with our Commercial Division.

This quarter, our Commercial division was highlighted by a number of successful implementations of existing contracts, coupled with significant technology advancements in our strategic growth area.

To begin, I would like to discuss the advancements we have made during the quarter in the growing segment of providing broadband internet access via multi-spot beam Ka and Ku-band satellite networks.

As an example of broadband services provided over Ku-band, we have our implementation at NBN Co. in Australia, which is progressing very well. As a reminder, NBN is an Australian government initiative to provide broadband to every home and school in Australia. At the Australasia Satellite Forum 2013 on April 8th it was announced that over 30,000 VSATs have already been installed in homes. We have stated in the past that the network is slated to grow to as many as 48,000 sites by late 2015. I am happy to inform you that we are well ahead of schedule to deliver the allocated sites budgeted by NBN. We are receiving positive feedback regarding both the service and technology. We are currently providing remote site installation, maintenance services, 24x7 NOC, teleport support and operational support systems.

Moving to Ka-band, I will discuss the SES Broadband Service, SBBS, which was launched at the end of 2012. The first quarter of 2013 was the first full quarter of available Ka-band satellite service was provided by SBBS. In support of the service, we have already signed five ISPs and delivered over 6,000 CPE units with most of them installed and operational. We have received very good feedback from our customers thus far regarding quality of product and ease of installation. Many of the customers are installing our do it yourself units themselves.

As we announced last week, France-based NordNet, a subsidiary of France Telecom and one of Europe’s largest satellite broadband ISPs, has begun commercial deployment of Gilat’s Ka-band VSATs in support of the SBBS service. Providing up to 20Mbps HTTP on download and 2Mbps on upload, NordNet is able to offer one of the fastest broadband-over-satellite services currently available in France.

In addition, SES announced on April 30th that it has signed an agreement with BeyonDSL for the distribution of SES Broadband in the United Kingdom and Ireland, with VSATs to be provided by Gilat. The new satellite internet service with up to 20 mbit/s download speeds will enable competitive and affordable high-speed satellite internet packages for customers throughout the UK and Ireland.

The services are being implemented on the recently announced SkyEdge II-c platform. As part of our move to maximize the potential of the growing market for broadband internet access and support growing demand, we have launched the SkyEdge II-c platform for Ka and Ku-band Internet access.

The SkyEdge II-c platform only requires a minimal initial investment but has the ability to scale. It is based on a rapid and efficient hub assembly and installation and self-install CPE terminals. It enables customized value-add services and usage plans for ISPs, flexible business models for operators and VNOs and better web experience with patented HTTP acceleration for consumers. It also comes with an integrated and automated network management system for streamlined network management.

This platform is being used for the Ka services provided to SBBS as well as for Ku internet access. For example, the recently announced $12.8 million Ku-band internet access project with the Peruvian Ministry of Education in our Services division, was also based on the SkyEdge II-c platform.

In another example of providing broadband internet access to consumers, we have signed an extension with HISPASAT, which marks the third segment expansion of the network launched in 2011 in support of the Spanish government's Avanza 100% broadband access program. In this segment, SkyEdge II will support thousands of new broadband users residing in under-serviced areas across Spain expected to join the network by the end of this year.

On the enterprise side, we continue to close new commercial business around the globe. For example, in the oil and gas vertical, we have closed a deal in Africa with one of the leading oil and gas companies. Also in Africa we closed a project with a large governmental postal service to connect post office branches to the central data center and also to provide e-post services. In Latin America we have closed several projects for enterprise connectivity and banking. And we closed several projects in Asia as well including a new cellular backhaul implementation.

Moving to our Defense division. As possible impacts of Sequestration are likely on everyone’s mind, I will discuss them first. Like many other companies, we have limited visibility in the U.S. for DoD programs and potential orders. We are closely monitoring the affects to understand the impact on our programs and the timing of when potential orders may occur. In our international defense business however, we are seeing growth and a healthy pipeline of potential deals.

Despite this uncertain environment, we continue to see ongoing sales to defense system integrators in the United States for both new and existing programs. We also continue to see ongoing sales to integrators in the aviation market including Tecom and Aerosat.

As we recently announced, we were selected to equip the Israel Defense Forces (IDF) with our SatTrooper-1000 military Manpack terminal for advanced tactical field communications. The lightweight, compact and easy-to-carry Manpack was made to address the unique field requirements of ground forces.

The SatTrooper-1000 provides soldiers with dependable data, video and telephony at broadband speeds. Weighing only 13 kilos, the compact and easy-to-carry terminal is highly efficient and can be set up in minutes by a single warfighter. The rugged design of the auto pointing antenna enables rapid connectivity even in the harshest environmental conditions. The selection of our SatTrooper Manpack by the IDF speaks to our Satellite-on-the-move technology capabilities, a key growth driver for the Company.

We have also seen demand in Asia for our RaySat low-profile antennas. For example, we have closed a deal with a large government entity for twenty EagleRay 7000 antennas to be used to enable IP connectivity on vehicles providing real-time video, voice and data. In another Asian country we closed a deal to provide local police forces with EagleRay 7000 antennas to be used to provide time critical data, voice and video for secure, real-time information flow.

Finally, we look at our Services Division.

Spacenet continues to close new contracts and expand on existing services as it works to expand its business for managed network services. During the quarter we closed a new customer deal with Meijer, a major regional American hypermarket chain to provide our Classic Connect service. We also closed several other new deals including a project to provide our VSAT Business Continuity and Multicast to over 1800 locations for a leading Big Box retailer and a project to provide Classic Connect services to Home Depot, a retailer of home improvement and construction products, servicing over 1100 locations.

In Columbia, we are currently providing internet connectivity to over 1600 schools based on a project with the Colombian Ministry of Information Technology and Telecommunication. This contract will end in August and we are currently in discussions to extend this project. Additionally, and as we’ve discussed before, our Compartel contract ended on March 31, 2013. We are expecting a new bid to come out from Compartel later this year. As such, we are taking the necessary steps to cut costs and streamline operations in Columbia.

Turning to Peru, we are seeing a strong pipeline in this country particularly for rural internet and our enterprise business. We continue to execute on two of our recent contract wins, which are both progressing very well. On the enterprise side, we are providing Banco de la Nacion with satellite connectivity for 320 rural locations and a disaster recovery site. In the area of rural internet, as mentioned previously, we are providing the Peruvian Ministry of Education with our SkyEdge II-c platform for Ku connectivity to provide Internet access to 2,600 schools nationwide.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, the floor is yours.

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets resulting from the purchase price allocation.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the first quarter of 2013. Revenues for the first quarter of 2013 were $82.8 million, compared to $76.6 million for the same period in 2012. The increase in revenues is mainly attributable to our continued delivery of the NBN project in Australia.

On a non-GAAP basis, our gross margin this quarter reached approximately 32% compared to approximately 34% in the comparable period last year. As we have mentioned over the past few quarters, our gross margin is affected by the regions in which we operate and the types of deals we recognize. The decrease in our gross margin this quarter was primarily due to our ongoing installations in Australia at NBN, which carries a lower margin than our other projects.

On a non-GAAP basis gross R&D expenses were $7.5 million this quarter compared to $8.2 million in the same quarter of 2012. R&D is becoming more efficient as we shift work to lower cost facilities.

We are continuing to invest R&D funds in our Commercial division for SkyEdge II to support features for vertical markets such as cellular backhaul and oil and gas. We are also investing in new acceleration technologies and enhancements for internet access for our SkyEdge II-c platform and for cost reduction efforts.

On the Defense side, we are progressing with the development of the EagleRay 5000 antenna, which will be one of the first Ka / Ku multi-band on-the-move low-profile antennas on the market. We also continue the development of our Phased Array Antenna for Ka and Ku-band, which will provide a very low-profile antenna geared for specific tactical defense applications. We are also working on a new line of Ka wideband amplifiers for aviation and defense systems.

Moving to selling, marketing, general and administrative, on a non-GAAP basis expenses for the quarter remained relatively constant at $18.6 million compared to $18.5 million for the same quarter last year.

On a non-GAAP basis, operating income was $1.0 million in the first quarter of 2013 compared to an operating loss of $0.3 million in the comparable quarter of 2012.

On a non-GAAP basis, net loss for the quarter was $0.3 million or $0.01 per diluted share compared to net loss of $0.8 million or $0.02 per diluted share in the same quarter of 2012.

As of March 31, 2013, our total cash balances, including restricted cash, net of short-term bank credits, increased to $73.3 million. As a result of timing differences between our recognized revenues and cash collection, mainly from two large projects, as well as some inventory stock requirements, we used $5.3 million of cash in our operating activities. These funds have been mostly collected already.

As we stated in the 2012 20F filing, we closed a financing agreement with a U.S. financing company for $14.7 million loan, which is almost entirely non-recourse. The loan is secured by monthly payments from one of Spacenet’s customers.

Our trade receivables at the end of the quarter were $55.1 million representing a DSO of approximately 60 days.

Our shareholders' equity at the end of the quarter totaled $240.2 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi - Gilat Satellite Networks Ltd. - CEO

Thank you, Yaniv. Before we conclude today’s call and turn to your questions, I would like to make a few closing remarks.

We started the year better than last year, as we continue to execute on our strategic plans with both existing projects and new deals. Our expansion into the broadband market has been well received as we have been making significant strides in our Commercial Division with SBBS and are ahead of schedule with our NBN contract. On the defense side, while sequestration is limiting our ability to forecast defense contracts in the U.S., our pipeline in the international markets is growing. We have also seen ongoing sales to defense system integrators, as well as integrators in the aviation marketplace. Furthermore, our Services division continues to perform as we delivered new client wins for our managed services as well as our ongoing execution of existing contracts and growing pipeline in Peru.

Due to the seasonality of our business, our first quarter results have been historically weak. We anticipate our revenues will continue to grow during the year. As such, we are reaffirming our management objectives that we announced at the beginning of the year and anticipate revenues in the range of $350-$360 million, with EBITDA margins of 9%.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Q&A session

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Matthew Paul of Sidoti and Company.  Please go ahead.

Matthew Paul:
Hi guys, thanks for taking my question. If possible can you shed some additional color on your efforts in the oil and gas vertical.  Does this segment represent a significant, growing portion of your revenue, and if so, can you shed some color on where it lies in your strategic growth plan?

Yaniv Reinhold:
I think that the two major areas that we consider our growth areas are broadband internet access and satellite on the move. So obviously oil and gas does not make it that high up the list. It is a segment in our regular enterprise business, we are seeing some business in that for quite a few years. There may be some additional growth, but I don’t think that that’s a segment that I would specify as something that is a significant growth driver for us.

Matthew Paul:	Okay, thank you.

Operator:	The next question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:	Yes, good morning and good afternoon. I just wanted to say that you guys are on the good track. Congratulations and keep it moving. Have a pleasant day.

Erez Antebi:	Thank you very much.

Operator:	The next question is from Andrew Uerkewitz of Oppenheimer. Please go ahead.

Andrew Uerkewitz:
Yes, hey guys. One quick one here on the commercial side. What do you consider the size of the market there? Could you guys continue to get good wins? How much more is there, or how much should we expect there over the next couple of years?

Erez Antebi:
Well I think that I would, okay, how will I phrase this. I think that I would define the market or divide the market I think into two parts.  One would be the traditional enterprise market, you know, connectivity to banks, businesses, etc., which has been the traditional business of what is now the commercial segment for quite a few years. And I think that we are not going to see any significant growth in that. However, broadband internet access, I think we are going to see significant growth because what is happening in this market is that we’re seeing more and more plans to launch multi-spot beam satellites, primarily in Ka but also in Ku and these satellites will bring about and abundance of space segment on one hand, on the other hand it will be space segment that will come at a significantly lower cost point than the traditional Ku and c bands space segment is. And from another perspective, because these are spot beam satellites then they will be more tuned towards internet broadband and not like the current traditional satellites towards video distribution. All of these factors put together and as these satellites come up I think we are going to see a lot more demand for broadband over satellite internet access, and there will be a significantly growing demand for a ground segment. That’s where we see most of the growth in the commercial segment.  That’s the reason we’ve invested heavily in developing a platform that is geared towards that which is the SkyEdgeIIC that I discussed, and we are starting to see the first implementation of that network, so we are going to see a lot more growth over there.

Andrew Uerkewitz:	I appreciate it, thanks very much.

Erez Antebi:	Sure.

Operator:
If there are any additional questions, please press *1. If you wish to cancel  your request, please press *2. Please stand by while we poll for more questions.  The next question is from Louis DiPalma of William Blair. Please go ahead.

Louis DiPalma:	This is Louis DiPalma in for Jim Breen. I was wondering what percentage of VSAT shipped for the quarter were Ka band versus Ku band?

Erez Antebi:
The majority is still Ku. I think even by far. Ka is now picking up. Really the SBBS networks that I talked about is our first Ka implementation, it’s not our first multi-spot beam implementation, but it’s our first Ka implementation. So this is now picking up, but the majority is still Ku.

Louis DiPalma:	And when do you expect Ka to hit an inflection point? Are there any significant events or deployments in the pipeline that you think that Ka will take off?

Erez Antebi:
I think what I can say on that is that there are more and more multi-spot beam satellites that, I’ll refer to them as multi-spot beam because I think that is the key factor, most of them will be Ka but some of them will be Ku as well, and as they come up and decisions are being made on the ground segment we’ll see a growing number of terminals shipped for those. How fast will that happen? When is there an inflection point? That’s harder for me to say. It’s still for now, this is still primarily a Ku market.

Louis DiPalma:	Right and as a follow up to the last question and answer are the economics generally more favorable for the multi-spot Ka band versus the Ku?

Erez Antebi:	I just want to clarify the question. Are you asking are the economics more favorable for multi-spot Ka versus multi-spot Ku? Or,

Louis DiPalma:	Yes.

Erez Antebi:	Okay. No I think that generally the economics of those should be about the same.

Louis DiPalma:	Okay. Great, thank you very much.

Operator:
Before I ask Mr. Erez Antebi to go ahead with his closing statement I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US please call 1-888-782-4291, in Israel please call 03-9255900, internationally, please call 972-3-9255900.  Mr. Antebi would you like to make your concluding statement.

Erez Antebi:	I just want to thank everyone for joining the call and listening to us and I’d like to wish you all a good day. Thank you very much.

Operator:	Thank you. This concludes the Gilat, this concludes Gilat’s first quarter 2013 results conference call. Thank you for your participation, you may go ahead and disconnect.